EXHIBIT 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three months ended March 31, 2022. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is May 12, 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

1.1 Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: issues relating to the COVID-19 pandemic, including its potential impacts on the Company’s business and operations; future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration activities, including the success of such exploration activities; the Company’s mineral reserves and mineral resources; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated future production, production guidance and net revenue expectations, anticipated cash flows, costs of production, capital expenditures; realization of unused tax benefits; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made, and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; that financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; production and cost estimates; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s mineral reserve and resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to, risks related to: COVID-19 and other pandemics; fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); the speculative nature of mineral exploration and development; the estimation of mineral reserves and mineral resources, including the realization of mineral reserve estimates; the Company’s ability to obtain addition funding; global financial conditions, including the market reaction to COVID-19; competitive conditions in the exploration and mining industry; environmental risks and remediation measures, including evolving environmental regulations and legislation; the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; health and safety regulations and legislation; changes in laws and regulations; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates; volatility in the price of the Common Shares, and uncertainty and volatility related to stock market prices and conditions; future dilution and fluctuation in the price of the Common Shares; acquisitions, partnerships and joint ventures; disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings; the Company’s limited business history and history of losses, which may continue in the future; general business, economic, competitive, political and social uncertainties; and public health crises such as the COVID-19 pandemic and other uninsurable risks. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2021, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2021, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR at www.sedar.com and with the SEC at www.sec.gov, as applicable.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this MD&A are based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A, uses the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and normally are not permitted to be used in reports and registration statements filed with the SEC. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment (“PEA”) cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the Annual Information Form for a description of certain of the mining terms used in this MD&A.

1.2 Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and David Rivard, P.Geo., Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A.

1.3 Impact of COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Quebec, all on-site employees have participated in the vaccination program and have received both doses. In addition to the COVID-19 screening of all on-site employees implemented in 2020, the Company was approved by l'institut national de santé publique du Quebec for on-site Rapid Testing for COVID-19 which was implemented in April 2021. Quebec’s COVID-19 relief program ended on April 1, 2021, and all work and reporting requirements are now in force.

In Nunavut, all travellers require an exemption from the public health officer of Nunavut prior to travel into the Territory, either through evidence of double vaccination status or evidence of direct travel to remote regions with no interaction with Nunavut Hamlets or Nunavummiuts. At site, the Company implemented certain protocols to ensure safe operations in the Territory including increased cleaning and sanitation; rapid COVID-19 testing; and an isolation facility for symptomatic personnel. Additionally, all workers were required to provide the Company with a completed self-assessment form and evidence of a negative COVID test 48 hours prior to travel to site.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

Section 2: Business overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada. At March 31, 2022, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

2.1 Sale of Homestake Resources

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources Corporation (“Homestake Resources”) in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden with a deemed value under the share purchase agreement of $45,000.   Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022 and Fury Gold acquired 76,504,590 common shares in Dolly Varden, representing approximately 35.33% of the Dolly Varden common shares outstanding at that date and 32.88% of Dolly Varden on a fully diluted basis. As at March 31, 2022, the Company’s equity interest in Dolly Varden was diluted to 33.2% of the Dolly Varden common shares outstanding, following completion of an equity financing by Dolly Varden and which closed on March 31, 2022.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Tim Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

Section 3: Q1 2022 highlights and subsequent events

3.1 Corporate highlights

•	On April 14, 2022, the Company completed a non-brokered private placement with two placees who include a Canadian corporate investor and a US institutional investor, for a private placement sale of 13.75 million common shares of the Company at a price of $0.80 per share for proceeds of $11,000 (the “Private Placement”). Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

•	On March 9, 2022, the Company announced the appointment of Bryan Atkinson, P.Geol, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to Chief Geological Officer, effective immediately. The Company also announced the resignation of Ms. Salisha Ilyas, VP, Investor Relations.

•	On February 25, 2022, the Company announced the completion of sale of the Homestake Ridge gold-silver project to Dolly Varden.

3.2 Operational highlights

•	On April 7, 2022, the Company announced that the 2022 exploration drilling program had commenced at its wholly-owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The goal of the program is to expand the high-grade Eau Claire gold deposit and follow up on the Percival discovery. The drill program will initially consist of approximately 15,000 metres (“m”), focusing on extending the resource along the southeast margin of the Eau Claire deposit, expanding the recent discovery at the Western Hinge target, and further testing the Percival discovery.

•	On February 2, 2022, the Company announced the results for eight drill holes from the Snake Lake prospect one kilometre (“km”) east of the defined resource at the Eau Claire deposit. Significant intercepts include 20.70 grams per tonne (“g/t”) gold over 1.5m in drill hole 21SL-008, 5.16 g/t gold (“Au”) over 2.50m in drill hole 21SL-003, and 7.14 g/t Au over 1.5m in drill hole 21SL-009.

•	On January 26, 2022, the Company announced the identification of 15 new targets at the high-grade Percival prospect at the Eau Claire project. Fifteen robust gold anomalies were identified along a previously unidentified structural orientation through a biogeochemical sampling program, which covered 6.5km of prospective folded stratigraphy.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

Section 4: Projects overview

Indigenous and community relations

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all of its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

•	the provision of jobs and training programs

•	contracting opportunities

•	capacity funding for Indigenous engagement

•	sponsorship of community events

•	supporting professional development opportunities, building cultural and community intelligence capacity.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

During the three months ended March 31, 2022, the Company submitted its accreditation application for the Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec. Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received a score of BB with a range of CC to A. A corporate score of BB with a range of B to A was obtained with  both the Eau Claire and Committee Bay projects achieved a score of BB with a range of CC to A. These results are considered strong for an exploration company and the Company is currently evaluating future initiatives to improve next year’s score.

4.1 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in ten other properties covering approximately 110,000 hectares in total within the Eeyou Istchee James Bay region of Quebec. This includes a 38.12% joint venture interest in the ESJV, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations.

4.1.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are currently in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

In November 2020, Fury Gold commenced an ongoing 50,000m drill program at the Eau Claire project. The drill program consists of i) an expansion phase focused on expanding the current resource (“Expansion Program”) and ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Exploration Program”). To date a total of 35,297m, or approximately 70% of the total program has been drilled at Eau Claire. Due to the temporary pause on drilling at Eau Claire in the fourth quarter of 2021, while the Company awaited the influx of pending drillhole assay results, the remainder of the program is planned to be completed in 2022, however the timing is dependent upon positive drill results, market conditions, and the availability of funds. Subject to these conditions, the Company expects to incur approximately $8,000 of expenditures during 2022 at Eau Claire.

Additionally, during the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six priority regional exploration targets including the Percival, Serendipity and Agua Clara prospects (“Regional Exploration Program”).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

Expansion Program

The expansion program at the Eau Claire deposit targeted the southeast margin of the existing inferred mineral resource, which is currently defined by 204,000 ounces (“oz”) at 11.81 g/t Au (using a 2.5 g/t Au cut-off grade). This drill program is designed to add ounces between defined resource blocks. To date, Fury Gold has drilled sixteen holes targeting the southeast margin of the Eau Claire Resource with nine drill holes intersecting resource grade and width or higher including: 23.27 g/t Au over 7.09m, 11.56 g/t Au over 6.04m, 59.3 g/t Au over 1m, 8.87 g/t Au over 3m, 59.3 g/t Au over 0.96m and 4.89 g/t Au over 2.94m. Fury plans to continue the resource expansion program in 2022.

Exploration Program

Exploration drilling aims to significantly expand the Eau Claire deposit by testing a diverse set of targets: a 1km eastern down plunge extension, the Snake Lake mineralized structure and two targets to the west (‘Hinge’ and ‘Limb’, collectively “Western Extension”). All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. The potential for high-grade gold mineralization to continue down plunge and along strike to the east is supported by gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600m to 800m to the east of the existing limits of drilling at the Eau Claire deposit.

Target A

Target A is situated 100m to 300m down plunge from the limit of the current resource. The planned drill array represents a 200m to 500m down dip extension from the target area where historical drilling above the target area hosts intercepts of 1.0m of 12.6 g/t Au, 2.5m of 4.4 g/t Au, and 2.0m of 4.8 g/t Au. Collectively, these historical results are associated with both quartz tourmaline veins and secondary shear zone alteration and are interpreted to be vertically situated above the projected down plunge extension of the deposit but demonstrate the continuity of the mineralized system to the east of the current resource. Initial results returned from Target A, located 200m to 350m down plunge east of the deposit include 4.05 g/t Au over 0.5m, 2.41 g/t Au over 3.5m and 2.96 g/t Au over 1.5m. The drilling intersected zones of stacked quartz-tourmaline veins and associated quartz feldspar porphyry dykes along the Eau Claire deposit structure.

Target B

Target B is situated 500m to 700m down plunge from the limit of the current resource. The planned drill array represents a 400m to 700m down dip extension from historical drilling above the target area where there is a 20m-wide zone of alteration that is similar to that observed with secondary shear zones at the Eau Claire deposit. Importantly, gradient array IP chargeability data images the intersection of the primary shear zone and secondary shear zones that are associated with the extension of the Eau Claire deposit structure and the mineralized Snake Lake structure, respectively. Similar structural intersections at the Eau Claire deposit are associated with high-grade gold mineralization. Fury Gold completed four drill holes into Target B for a total of 4,434m. Results from these first holes include 1.0m of 15.30 g/t Au from 21EC-007, 1.5m of 8.83 g/t Au from 21EC-010, and 3.0m of 2.59 g/t Au from 20EC-006. The reported intercepts extend the Eau Claire deposit footprint by over 660m to the east. The Company is evaluating these initial results and planning additional drilling in the area.

Snake Lake

This structure is located 1.2km to the east of the Eau Claire deposit and has seen limited drilling. The Company drilled an initial three-hole test along the Snake Lake Structure successfully extending the known mineralization by 840m down dip and identifying a new zone of gold mineralization. A deep intersection in 21EC-010, 1.5m of 6.43g/t Au, is located in the same structural and stratigraphic position as the Snake Lake mineralization. The intercept in 21EC-010 (Target B) is approximately 1,100m down plunge of the nearest Snake Lake drilling and has significantly opened up the exploration potential along this structural corridor. Results from the first holes include 0.5m of 94.10 g/t Au from 21EC-018, 0.5m of 19.60 g/t Au from 21SL-001, 5.0m of 2.85 g/t Au from 21SL-001 and 2.0m of 7.51 g/t Au from 21SL-001. Subsequently, the Company drilled a further eight holes with significant intercepts from these drill holes including 20.70 g/t Au over 1.5m in drill hole 21SL-008, 5.16 g/t Au over 2.50m in drill hole 21SL-003 and 7.14 g/t Au over 1.5m in drill hole 21SL-009. Collectively the mineralization intercepted in this round of drilling has expanded the shallow gold mineralization footprint within the Snake Lake structural corridor to over 950m of strike extent.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

The reported intercepts of 7.14 g/t Au over 1.5m (21SL-009) and 4.36 g/t Au over 1.0m (21SL-006) are situated along the newly identified mineralized horizon located between the Eau Claire and Snake Lake structures, first recognized from drill hole 21SL-001. Gold mineralization along this newly identified structure, associated with quartz-feldspar porphyry dykes with abundant quartz-tourmaline veining similar to the Eau Claire style of mineralization, has now been intercepted over approximately 500m of strike. The remainder of the reported intercepts, including drill holes 21SL-008 and 21SL-003, are along the main Snake Lake structure at the contact between mafic volcanic and meta-sedimentary rocks where historical exploration focused on shallow mineralization.

Western Extension

The Western Extension hosts two targets identified at the western limit of the Eau Claire resource using structural and lithogeochemical modeling. Through the analysis of phosphorous/titanium ratios within drill core and surface samples along the Eau Claire deposit trend, the Company has been able to define two distinct basaltic units that collectively define two stratigraphic positions associated with the 850 and 450 zones of mineralization. Fury Gold’s technical team has determined that the mineralized stratigraphic position of the 450 zone, which represents approximately 85% of the resource at Eau Claire, was untested below the 850 Zone and provided an excellent opportunity to expand the deposit footprint to the west. Four drill holes were completed which tested the Hinge target.  Results from these first holes include 1.5m of 8.50 g/t Au and 1.0m of 12.81 g/t Au from 21EC-032, 8.0m of 1.18 g/t Au from 21EC-031 and 3.0m of 9.36 g/t Au from 21EC-041. These initial results from the Hinge target are encouraging and the Company intends to continue drilling along the Hinge in 2022.

Two resource expansion holes were drilled to confirm the geometry of the Limb target. The Limb holes intersected up to eight stacked zones of gold mineralization associated with quartz tourmaline veining and quartz porphyry dykes. Results from these holes include 4.96m of 2.71 g/t Au, 1.49m of 7.3 g/t Au, 3.49m of 3.21 g/t Au and 1.0m of 9.6 g/t Au from 21EC-026 and 4.97m of 2.60 g/t Au and 1.49m of 7.77 g/t Au from 21EC-028. Four Limb exploration holes were completed with all holes intersecting stacked zones of quartz tourmaline veining proximal to quartz porphyry dykes consistent with the Eau Claire style of mineralization. Results from these holes include 1.0m of 3.93 g/t Au from 21EC-038, 1.0m of 3.82 g/t Au from 21EC-039 and 1.5m of 5.31 g/t Au from 21EC-040.

Regional Exploration

Percival Prospect

The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 400m by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence. Previous geochemical surveys did not image the shallow gold mineralization represented by historical drill intercepts of 93.1m of 2.22 g/t Au, 9.0m of 6.26 g/t Au, 8.5m of 7.13 g/t Au and 2.0m of 8.47 g/t Au. An orientation survey, conducted in 2020, was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling. A recently completed survey covering 6.5km of prospective stratigraphy along the Percival trend identified 15 discrete gold anomalies with associated pathfinder elements (+/- As, Pb, Zn). Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

Previous surface exploration in the Percival and Caradoc area was focused on a highly magnetic folded iron formation identified from airborne magnetics data. An updated interpretation and geologic model of the 2018-2019 drilling shows that gold mineralization is peripheral to the magnetic iron formation and not hosted in it.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

Through the interpretation of the magnetics data and results from the biogeochemical survey, the Company identified a previously unrecognized structural control to the gold mineralization along the Percival trend. This structural trend is parallel to the regional fold hinge that links the Percival and Serendipity prospects. Gold mineralization appears to be concentrated along these newly identified structures where they intersect folded mafic volcanic stratigraphy along the east west limb of the regional fold proximal to the Cannard deformation zone. The Company commenced geophysical surveys in February 2022, which will be utilized to target drilling in 2022.

Project Maintenance

The Company expects to incur approximately $314 in mineral claims expenditures in order to keep the properties in good standing, payable every two years. Cash payments of $22 were made during the three months ended March 31, 2022, in respect of these mineral claims, with $122 recognized in prepaid expenses as at March 31, 2022.

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P&E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada, filed on SEDAR on July 3, 2018).

4.1.2 ESJV

Fury Gold owns a 38.12% interest in the ESJV project and is the operator of the joint venture. Currently, the ESJV is held by Fury Gold, Azimut Exploration Inc. (23.77%), and Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont Corporation (38.11%).

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture with the majority of the exploration focused on the extension of the Cheechoo deposit through approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT zones. Notable drill intercepts include 6.0m of 49.50 g/t Au, which included 1.0m of 294 g/t Au.

In December 2020, Fury Gold announced the identification of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target has not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed. Results from these ongoing programs are anticipated in Q2 2022.

4.2 Nunavut

4.2.1 Committee Bay

The Committee Bay project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited.

The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt, are considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Company does not currently plan to undertake a 2022 exploration program at Committee Bay in order to focus available resources in Quebec.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

Project Maintenance

The Company expects to incur approximately $112 in annual mineral claims expenditures in 2022, in order to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

4.2.2 Gibson MacQuoid

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

The Company does not currently plan to undertake a 2022 exploration program at Gibson MacQuoid in order to focus available resources in Quebec.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

Section 5: Review of quarterly financial information

Three months ended:	Interest income	(Earnings) loss from continuing operations	Loss from discontinued operations	Comprehensive (income) loss	(Earnings) loss per share ($/share)
March 31, 2022	$4	$(45,636)	$-	$(45,636)	$(0.40)
December 31, 2021	3	298	-	298	0.00
September 30, 2021	4	7,507	-	7,507	0.06
June 30, 2021	9	4,060	-	4,060	0.03
March 31, 2021	20	4,925	-	4,925	0.04
December 31, 2020	26	5,306	-	5,468	0.05
September 30, 2020	14	1,854	1,644	3,517	0.05
June 30, 2020	19	1,771	963	2,915	0.04

5.1 Three months ended March 31, 2022 compared to three months ended March 31, 2021

During the three months ended March 31, 2022, the Company reported a net earnings of $45,636 and earnings per share of $0.40 compared to a total net loss of $4,925 and loss per share of $0.04 for the three months ended March 31, 2021. The significant drivers of changes from net loss to net income were as follows:

Operating expenses:

•	Exploration and evaluation costs decreased to $1,272 for the three months ended March 31, 2022 compared to $3,688 for the three months ended March 31, 2021. The decrease resulted from the temporary pause on the 50,000m drilling program in the fourth quarter of 2021, with exploration activity in the first quarter of 2022 comprised of a geophysical survey, which commenced in February 2022.

•	Fees, salaries, and other employment benefits decreased to $758 for the three months ended March 31, 2022 compared to $1,261 for the three months ended March 31, 2021. The decrease in costs resulted from lower headcount and lower share-based compensation expense which was $367 for the first three months of 2022 as compared to $706 for the comparative period;

•	Legal and professional fees decreased to $236 for the three months ended March 31, 2022 compared to $917 for the three months ended March 31, 2021. The higher costs in the comparative period were primarily due to the preparation of the Company’s base shelf prospectus, with the final prospectus filed in May 2021, and compliance costs associated with the establishment of the new company; and

•	Marketing and investor relations costs decreased to $218 for the three months ended March 31, 2022 compared to $592 for the three months ended March 31, 2021. The decrease in costs was due to a reduction in marketing campaigns undertaken in the first quarter of 2022.

Other income and expenses:

•	A net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs;

•	Net loss from associate of $449 comprising the Company’s share of Dolly Varden’s net loss from February 25, 2022 to March 31, 2022; and

•	Amortization of flow-through share premium of $403 for the three months ended March 31, 2022 as compared to $1,223 for the three months ended March 31, 2021, reflecting the lower exploration activity at Eau Claire in the first quarter of 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

Income tax:

•	The Company received $165 in refundable exploration tax credits during the three months ended March 31, 2022, as compared to $1,717 in the comparative period.

5.2 Summary of project costs

During the three months ended March 31, 2022, the Company’s mineral properties decreased to $143,872 compared to $160,693 as at December 31, 2021, primarily due to the sale of the Homestake Ridge property to Dolly Varden, as described in Section 2.1.

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Ridge	-	-	(16,460)	(16,460)
Change in estimate of provision for site reclamation and closure	(195)	(166)	-	(361)
Balance at March 31, 2022	$124,899	$18,973	$-	$143,872

During the three months ended March 31, 2022, the Company’s exploration expenditures were:

	Quebec	Nunavut	British Columbia	Total
Assaying	$162	$18	$2	$182
Exploration drilling	14	-	-	14
Camp cost, equipment and field supplies	131	58	10	199
Geological consulting services	(24)	2	-	(22)
Geophysical analysis	120	-	-	120
Permitting, environmental and community costs	29	59	-	88
Expediting and mobilization	2	-	-	2
Salaries and wages	443	14	1	458
Fuel and consumables	80	-	-	80
Aircraft and travel	19	-	-	19
Share-based compensation	130	1	1	132
Total for the three months ended March 31, 2022	$1,106	$152	$14	$1,272

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

Section 6: Financial position, liquidity, and capital resources

	At March 31 2022	At December 31 2021
Cash	$4,998	$3,259
Restricted cash	130	130
Other assets	2,771	2,936
Mineral property interests	143,872	160,693
Investment in associate	59,990	-
Current liabilities	4,097	5,116
Non-current liabilities	4,174	4,547

6.1 Financial position and liquidity

As at March 31, 2022, the Company had unrestricted cash of $4,998 (December 31, 2021 – unrestricted cash of $3,259), working capital surplus of $2,366 (December 31, 2021 – working capital deficit of $428), which the Company defines as current assets less current liabilities, and an accumulated deficit of $111,113 (December 31, 2021 – $156,749). The Company notes that the flow-through share premium liability which represents $2,721 (December 31, 2021 – $3,124) of current liabilities and included in working capital is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2022.

On February 25, 2022, the Company completed the sale of Homestake for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden, which have a 12-month restriction on trading. The fair value of the common shares of Dolly Varden held by the Company at March 31, 2022 was $62,734, based on the trading market value of the Dolly Varden common shares at that date.

Subsequent to three months ended March 31, 2022, the Company completed a non-brokered private placement for gross proceeds of $11,000.

6.1.1 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and commitments as at March 31, 2022, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At March 31 2022
Accounts payable and accrued liabilities	$1,266	$-	$-	$1,266
Quebec flow-through expenditure requirements	6,351	-	-	6,351
Undiscounted lease payments	184	377	16	577
Total	$7,801	$377	$16	$8,194

The Company entered into a drilling contract in November 2020, for which the Company has committed to drill a total of 50,000m. As at March 31, 2022, the Company remains obligated to drill a further 15,000m in Quebec. The expenditures for the remaining drilling metres will be applied against the flow-through expenditure requirements included in the table above.

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. The Company estimates that $235 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2022.

As well, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 8.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

6.1.2 Cash flows

	Three months ended March 31
	2022	2021
Cash used in operating activities	$(2,698)	$(3,860)
Cash provided by (used in) investing activities	4,483	(1,258)
Cash used in financing activities	(46)	(28)

Operating activities:

•	During the three months ended March 31, 2022, the Company used cash of $2,698 in operating activities compared to $3,860 during the three months ended March 31, 2021. The cash outflow for the current quarter was lower primarily due to the temporary pause on drilling in the fourth quarter of 2021 that extended into the first quarter of 2022, and a reduction in legal and professional fees.

Investing activities:

•	During the three months ended March 31, 2022, the Company provided cash by investing activities of $4,483 as compared to cash used in investing activities of $1,258 during the three months ended March 31, 2021. This increase in net cash inflow was primarily due to disposition of Homestake Resources in February 2022. The cash used in investing activities in the comparative period reflected the settlement of transaction fees for the acquisition of Eastmain in 2020.

Financing activities:

•	For the three months ended March 31, 2022 and 2021, cash used in financing activities primarily represented rental payments arising from the Toronto office lease.

6.2 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project, which are set out herein, and short term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

6.2.1 Financings and use of proceeds

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two placees comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for proceeds of $11,000. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

October 2021 offering

The Company completed a non-brokered private placement on October 13, 2021 (“October 2021 Offering”) for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of $1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than $1.50 for 20 consecutive trading days.

Share issue costs related to the October 2021 Offering totaled $211, which included $68 in commissions and $143 in other issuance costs. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.75 per share	7,461,450	$5,596
Cash share issue costs	-	(211)
Proceeds net of share issue costs	7,461,450	$5,385

The proceeds of the October 2021 financing were used to fund exploration at Eau Claire and general working capital.

Exercise of share options and warrants

During the three months ended March 31, 2022, there were nil exercises of share options and warrants.

As at March 31, 2022, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	4,604,003	1.17	2.62	2,422,128	1.33	2.44
$2.05 – $5.31	3,180,203	2.17	3.34	2,865,828	2.19	3.31
$7.54 – $9.86	131,268	7.88	0.17	131,268	7.88	0.17
	7,915,474	1.69	2.86	5,419,224	1.94	2.84

Expiry date	Warrants outstanding	Exercise price ($/share)
September 12, 2022	337,813	2.96
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,799,263	1.28

As at May 12, 2022, there were 9,517,253 and 7,799,263 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.54 and $1.28, respectively.

6.3 Capital structure

Authorized: Unlimited common shares without par value.Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at March 31, 2022:125,720,950

Number of common shares issued and outstanding as at May 12, 2022: 139,470,950

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

Section 7: Financial risk summary

As at March 31, 2022, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. Certain of the Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The remaining amount of the Company’s marketable securities were warrants held in respect of shares of other publicly traded entities. They were classified as level 2 of the fair value hierarchy and measured using an option pricing model.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk and market risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2022.

Section 8: Related party transactions and balances

Universal Mineral Services Ltd. (“UMS”) provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice. Prior to December 31, 2021, UMS was a private company with one director in common, Mr. Ivan Bebek. On December 31, 2021, Mr. Bebek resigned as a director of UMS, with Mr. Steven Cook assuming sole directorship of UMS. Subsequently, on April 1, 2022, the Company purchased a 25% share interest in UMS for nominal consideration. The remaining 75% of UMS is owned by three other junior resource issuers, who share a head office location.

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Three months ended March 31
	2022	2021
Universal Mineral Services Ltd.
Exploration and evaluation costs:
Quebec	$46	$38
Nunavut	4	5
British Columbia	1	7
Fees, salaries and other employee benefits	46	10
Legal and professional fees	20	2
Marketing and investor relations	10	23
Office and administration	42	46
Total	$169	$131

The outstanding balance owing at March 31, 2022, was $73 (March 31, 2021 – $24) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at March 31, 2022 (March 31, 2021 – $150) and $23 in current prepaids (March 31, 2021 – $nil) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

On July 1, 2021, UMS commenced an office lease with a term of ten years, for which certain rent expenses will be payable by the Company. As at March 31, 2022, the Company expects to incur approximately $659 in respect of its share of future rental expense.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18

Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended March 31
	2022	2021 (b)
Short-term benefits provided to executives (a)	$232	$317
Directors’ fees paid to non-executive directors	47	52
Share-based payments	313	663
Total	$592	$1,032

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statement of financial position, and other annual employee benefits.

(b) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the three months ended March 31, 2021, $87 of short-term benefits and $54 of share-based payment expense were recognized in the condensed interim consolidated statement of loss and comprehensive loss in respect of these transition arrangements.

Section 9: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2022, the Company applied the critical accounting estimates and judgements disclosed in note 5 of its consolidated financial statements for the year ended December 31, 2021.

New accounting standards and policies

The Company did not adopt any new accounting standards or policies during the quarter, and the accounting policies applied in preparing the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2022 were consistent with those disclosed in note 3 of its consolidated financial statements for the year ended December 31, 2021.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2022. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	19

Section 10: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.  As of December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2021. No changes have occurred in the Company’s DC&P during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2021, the Company's ICFR was effective. No changes have occurred in the Company’s ICFR during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedar.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Forrester A. Clark Chief Executive Officer May 12, 2022

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	20